Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the common stock of MediaAlpha, Inc. The Offer (as defined below) is made solely by the Offer to Purchase dated May 26, 2023, and the related Letter of Transmittal, and any amendments or supplements thereto. We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Common Shares (as defined below) pursuant to the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to the holders of Common Shares residing in that jurisdiction. In making the Offer, we will comply with the requirements of Rule 14d-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Notice of Offer to Purchase for Cash

Up to 5,000,000 Shares of Class A Common Stock

of

MEDIAALPHA, INC.

by

WHITE MOUNTAINS INSURANCE GROUP, LTD.

and

WM HINSON (BERMUDA) LTD.

at

a purchase price of $10.00 per share

White Mountains Insurance Group, Ltd., an exempted company organized and existing under the laws of Bermuda (“White Mountains”) and WM Hinson (Bermuda) Ltd., an exempted company organized and existing under the laws of Bermuda and wholly owned subsidiary of White Mountains (“WM Hinson” and, together with White Mountains, the “Purchasers”), are offering to purchase up to an aggregate of 5,000,000 shares of Class A Common Stock, $0.01 par value per share (each, a “Common Share”), of MediaAlpha, Inc., a Delaware corporation (the “Company”), at a price of $10.00 per Common Share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). If the Purchasers accept any Common Shares for purchase pursuant to the Offer, WM Hinson will purchase all such accepted Common Shares.

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, JUNE 26, 2023, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Purchasers are making this Offer because they believe the Company’s Common Shares represent an attractive investment. The Offer is not made for the purpose of acquiring or influencing control of the business of the Company. The Company is a “controlled company” under the rules of the New York Stock Exchange, and following the Offer, an affiliate of the Purchasers will continue to have certain control rights over the Company as provided in the Stockholders’ Agreement as described in the Offer to Purchase.

The Offer is not conditioned on the receipt of financing. The Offer is conditioned on a minimum number of 2,500,000 Common Shares being properly tendered and not properly withdrawn. The Offer is also subject to other conditions as set forth in the Offer to Purchase.

Promptly following the Expiration Date, WM Hinson will, upon the terms and subject to the conditions of the Offer, pay a price of $10.00 per Common Share in cash, less any applicable withholding taxes and without interest, for the Common Shares properly tendered and not properly withdrawn pursuant to the terms of the Offer. If more than 5,000,000 Common Shares are properly tendered and not properly withdrawn, the Purchasers will, upon the terms and subject to the conditions of the Offer, purchase those Common Shares on a pro rata basis as described in the Offer to Purchase. Any Common Shares not purchased in the Offer will be returned to the tendering stockholders at the Purchasers’ expense promptly after the Expiration Date. The Purchasers reserve the right, in their sole discretion, to change the Purchase Price and to increase or decrease the number of Common Shares sought in the Offer, subject to applicable law.

Assuming the maximum number of 5,000,000 Common Shares are purchased in the Offer at the Purchase Price, the aggregate purchase price would be $50 million.

The Common Shares are listed and traded on the New York Stock Exchange under the symbol “MAX.” Stockholders are urged to obtain current market quotations for the Common Shares before deciding whether to tender their Common Shares.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Common Shares by giving oral or written notice of such extension to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date.

The Offer will expire at one minute following 11:59 p.m., New York City time, on Monday, June 26, 2023, unless the Purchasers exercise the right, in their sole discretion, to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

The Purchasers do not currently expect there will be a subsequent offering period.

Stockholders wishing to tender Common Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.

For purposes of the Offer, the Purchasers will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of the Offer, Common Shares that are properly tendered and not properly withdrawn only if and when the Purchasers give oral or written notice to the Depositary of the Purchasers’ acceptance of the Common Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment, and pay the Purchase Price for, all of the Common Shares accepted for payment pursuant to the Offer promptly after the Expiration Date. In all cases, payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: (i) certificates for Common Shares or a timely book-entry confirmation of the deposit of Common Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (iii) any other required documents. Under no circumstances will the Purchasers pay interest on the Purchase Price.

Because of the difficulty in determining the number of Common Shares properly tendered and not properly withdrawn and the guaranteed delivery procedure described in the Offer to Purchase, the Purchasers expect that they will not be able to announce the final proration factor or commence payment for any Common Shares purchased pursuant to the Offer until after the expiration of the period for delivery of Common Shares tendered using the guaranteed delivery procedures. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. After the Expiration Date, stockholders may obtain preliminary proration information from D.F. King & Co., Inc. (the “Information Agent”) and also may be able to obtain the information from their brokers.

Tenders of Common Shares are irrevocable, except that such Common Shares may be withdrawn at any time prior to the Expiration Date and, if the Purchasers have not accepted for payment such Common Shares by one minute following 11:59 p.m., New York City time, on Monday, July 24, 2023, stockholders may also withdraw such Common Shares at any time thereafter. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of Common Shares to be withdrawn and the name of the registered holder of the Common Shares to be withdrawn. If certificates for Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit to the Depositary the serial numbers shown on the particular certificates for Common Shares to be withdrawn. If Common Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Common Shares in more than one group of Common Shares, the stockholder may withdraw Common Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

The Purchasers will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in their sole discretion, which determination will be final and binding on all parties, subject to a stockholder’s right to challenge the Purchasers’ determination in a court of competent jurisdiction. None of the Purchasers, the Depositary, the Information Agent, J.P. Morgan Securities LLC, as dealer manager (the “Dealer Manager”), or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of the foregoing incur any liability for failure to give any such notification.

Generally, the receipt of cash by a U.S. Holder (as defined in the Offer to Purchase) from the Purchasers in exchange for the Common Shares such holder tenders will be a taxable transaction for United States federal income tax purposes. The cash a stockholder receives for its tendered Common Shares will generally be treated for United States federal income tax purposes as consideration received in respect of a sale, resulting in gain or loss.

The receipt of cash by a non-U.S. Holder (as defined in the Offer to Purchase) from the Purchasers in exchange for the Common Shares such holder tenders will generally not be a taxable transaction for United States federal income tax purposes except under certain circumstances described in the Offer to Purchase. Stockholders are urged to consult their tax advisors as to the particular tax consequences to them of the Offer.

All stockholders should carefully read the Offer to Purchase, in particular Section 3 and Section 12, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their financial and tax advisors.

None of the Purchasers or any of their directors, officers or affiliates, the Information Agent, the Depositary, or the Dealer Manager makes any recommendation to any stockholder as to whether to tender or not tender their Common Shares. None of the foregoing has authorized any person to make any recommendation with respect to the Offer. Stockholders must make their own decisions as to whether to tender their Common Shares and, if so, how many Common Shares to tender. The Purchasers recommend that stockholders consult their own financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the related Letter of Transmittal, before taking any action with respect to the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act is contained in the Offer to Purchase and the Tender Offer Statement on Schedule TO that the Purchasers are filing with the Securities and Exchange Commission, and is incorporated herein by reference.

The Purchasers have requested the Company’s list of holders of Common Shares and security position listings for the purpose of disseminating the Offer to holders of Common Shares. Copies of the Offer to Purchase and the Letter of Transmittal will be mailed to record and beneficial holders of Common Shares whose names appear on the Company’s list of holders of Common Shares and will be furnished, for subsequent transmittal to beneficial owners of Common Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Company’s list of holders of Common Shares or, if applicable, who are listed as participants in a clearing agency’s security position listing. The Offer is explained in detail in those materials.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials will be furnished promptly by the Information Agent at the Purchasers’ expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders Call Toll Free: (877) 896-3199

Banks and Brokers Call: (212) 269-5550

Email: max@dfking.com

The Dealer Manager for the Offer is:

J.P. Morgan

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

Call Toll-Free: (877) 371-5947

May 26, 2023